BB

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SE S
COMMISSION
549

04019718

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OM

SEC FILE NUMBER
8-16802

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/03 (MM/DD/YY) AND ENDING 04/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equity Planning Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3355 Richmond Road, Ste 231

(No. and Street)

Beachwood	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Skimin (216) 595-0780

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 09 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bystricky & Company CPA's, Inc.

(Name — *if individual, state last, first, middle name*)

5124 Royalton Road	North Royalton	Ohio	44133
(Address)	(City)	(State)	Zip Code)

SEC MAIL RECEIVED PROCESSING SECTION WASH. D.C. 181

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ned Weingart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of April 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

TAMMY RAMSEY
Notary Public - State of Ohio
My Commission Expires Nov. 20, 2005
(Recorded in Portage County)

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY PLANNING SECURITIES CORP.

FINANCIAL STATEMENTS

April 30, 2004

EQUITY PLANNING SECURITIES CORP.

APRIL 30, 2004

TABLE OF CONTENTS

Bystricky & Company CPA's, Inc.

"MAKING TAXES WORK FOR YOU!"

Board of Directors
Equity Planning Securities Corp.
Beachwood, Ohio 44122

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of **Equity Planning Securities Corp.**, as of April 30, 2004, and the related statements of operations and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Planning Securities Corp. as of April 30, 2004, and the results of its operations and cash flow for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and Form X-17A-5 Schedule III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bystricky & Company, CPA's, Inc.

Bystricky & Company, CPA's, Inc.
May 20, 2004

5124 Royalton Road ~ North Royalton, Ohio 44133 ~ Voice 440-582-1099 ~ Fax 440-582-1040
Member Ohio Society and American Institute of Certified Public Accountants

EQUITY PLANNING SECURITIES CORP.
Balance Sheet
April 30, 2004

ASSETS

Current Assets	
Cash (Including Certificate Deposit of $20,203)	$ 21,619
Interest Receivable	4
Prepaid Expenses	255
Total Current Assets	$ 21,878

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities	
Note payable - Equity Planning Corp.	$ 15,059
Accrued Expenses	882
Total Current Liabilities	15,941
Stockholders' Equity	
Common Stock ($1 state value, 500 shares authorized issued, and outstanding)	500
Additional Paid-In-Capital	12,552
Retained Earnings	(7,115)
Total Stockholders' Equity	5,937
Total Liabilities and Stockholders' Equity	$ 21,878

The accompanying notes are an integral part of these financial statements

EQUITY PLANNING SECURITIES CORP.
Statement of Operations and Retained Earnings
Year Ended April 30, 2004

Interest Income		$ 113
Operating Expenses		
Dues and Assessments	$ 1,343	
Insurance	510	
Interest	830	
Office	147	
Professional Fees	1,775	
Taxes	52	4,657
Income/(Loss)		(4,544)
Retained Earnings, Beginning of Year		(2,571)
Retained Earnings, End of Year		$ (7,115)

The accompanying notes are an integral part of these financial statements

EQUITY PLANNING SECURITIES CORP.
Statement of Cash Flows
Year Ended April 30, 2004

Cash Flows From Operating Activities	
Net Income/(Loss)	$ (4,544)
Adjustments to reconcile net income	
(Increase) Decrease in:	
Interest Receivable	(1)
Increase (Decrease) in:	
Interest Payable	(1,322)
Accrued Taxes	(24)
Net Cash Applied to Operating Activities	(5,891)
Cash Flows From Financing Activities	
Net Borrowings	5,252
Additional Paid-In-Capital	1,802
Net Cash Provided by Financing Activities	7,054
Net Cash Increase/(Decrease) for the Period	1,163
Cash, Beginning of Year	20,456
Cash, End of Year	$ 21,619

The accompanying notes are an integral part of these financial statements

EQUITY PLANNING SECURITIES CORP.

NOTES TO THE FINANCIAL STATEMENTS
APRIL 30, 2004

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION AND LINE OF BUSINESS:

The Company derives commission income from the sale of limited partnership investments (including equity interests in limited partnerships and promissory notes issued by such partnerships). Commissions are recognized upon sale of the investment units. Customers remit funds directly to escrow agents or issuers, as the case may be, and no funds or securities are held by the Company.

CASH AND CASH EQUIVALENTS:

For purposes of the statement of cash flows, the Company considers all short term debt securities, purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

INCOME TAXES:

The Company has an unused net operating loss carry forward available for use in future periods for federal income tax purposes in the amount of **$40,094**, expiring at various times up to year 2023. In addition, the Company determined that the effects and disclosures required by Statement of Financial Accounting Standards No. 109, Accounting For Income Taxes, will not materially affect the financial statements.

NOTE 2 – RELATED PARTY TRANSACTIONS

There is a cognovit promissory note bearing interest at a rate of 6% per annum, which is due May 1, 2006, payable to Equity Planning Corporation, a stockholder, and an affiliated company.

NOTE 3 – SUPPLEMENTAL CASH FLOW INFORMATION

The Company did not pay any income taxes for the year ended April 30, 2004.

NOTE 4 –NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of $5,000. The Company is currently in an early warning status due to its failure to meet the 120% of minimum dollar net capital requirement for reporting brokers or dealers.

EQUITY PLANNING SECURITIES CORP.
Reconciliation of the Computation of Net Capital
April 30, 2004

Unaudited Computation of Net Capital (Submitted by Company)	$	5,653
Change in Elements of Net Capital		-
Net Capital	$	5,653

The accompanying notes are an integral part of these financial statements

Bystricky & Company CPA's, Inc.
"MAKING TAXES WORK FOR YOU!"

Board of Directors
Equity Planning Securities Corp.
Beachwood, Ohio 44122

In planning and performing our audit of the financial statements of **Equity Planning Securities Corp.**, for the year ended April 30, 2004, we considered its internal control structure in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under the rule of 17a-3(a)(11) and the procedures of determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17A-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5124 Royalton Road ~ North Royalton, Ohio 44133 ~ Voice 440-582-1099 ~ Fax 440-582-1040
Member Ohio Society and American Institute of Certified Public Accountants

(continued)

Board of Directors
Equity Planning Securities Corp.
Beachwood, Ohio 44122

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned function. We noted no matters involving the internal control structure, including procedures for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Commission of 1934 and should not be used for any other purposes.

Bystricky & Company CPA's, Inc.
May 20, 2004

5124 Royalton Road ~ North Royalton, Ohio 44133 ~ Voice 440-582-1099 ~ Fax 440-582-1040
Member Ohio Society and American Institute of Certified Public Accountants